

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2012

<u>Via E-mail</u>
Shawn K. Singh, J.D.
Chief Executive Officer
VistaGen Therapeutics, Inc.
384 Oyster Point Boulevard, No. 8
South San Francisco, California 94080

> **Re: VistaGen Therapeutics, Inc.**
> **Form 8-K**
> **Filed May 16, 2011, as amended on June 8, 2011, August 12, 2011 and**
> **December 20, 2011**
> **File No. 000-54014**

Dear Mr. Singh:

We have reviewed your December 16, 2011 response and December 20, 2011 amendment and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 8-K/A filed August 12, 2011</u>

<u>Comparison of Years Ended March 31, 2011 and 2010</u>
<u>Research and Development Expenses, page 5</u>

1. We acknowledge in your response to comment two that you do not track research and development costs by project until a drug rescue candidate has been identified. Please confirm that you will clarify in future filings why costs are not tracked by project and provide a reconciliation to the financial statements to the total research and development costs for the allocated and unallocated costs. To the extent that the unallocated portion is significant to total research and development costs, please confirm that you will further provide as much quantitative and qualitative information as possible on another basis instead. Alternative presentations could show a breakdown of internal vs. external costs incurred and could detail these costs further by some other category. For example, including the costs incurred for preclinical, clinical and non-clinical trials would be

informative. Further breakdown by therapeutic class may also be useful. Please note that the comment only presents a suggested format that is intended to allow investors to better understand the composition of these expenses. If you do not feel this proposed format is applicable to your business, then please provide similar disclosure in another format that will allow an investor the desired insights into your research and development costs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Keira Ino at (202) 551-3659 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or Jennifer Riegel at (202) 551-3575 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Daniel W. Rumsey (Disclosure Law Group, LLP)